[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 12, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	GAMCO Global Series Funds, Inc.

(Securities Act File No. 33-66262;

Investment Company Act File No. 811-07896)

Post-Effective Amendment No. 42

Ladies and Gentlemen:

On behalf of GAMCO Global Series Funds, Inc. (the “Company”), I hereby transmit for filing under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 42 (“Amendment No. 42”) to the Company’s Registration Statement on Form N-1A (the “Registration Statement”).

Amendment No. 42 is being filed pursuant to Rule 485(a) under the Securities Act as a result of the addition of a new series of the Company, Gabelli Global Mini MitesTM Fund. The Company directs the Commission’s staff to the disclosures in the Registration Statement contained in the sections of the Prospectus entitled “Summary of the Fund,” and “Investment Objective, Investment Strategies, and Related Risks,” and the section of the Statement of Additional Information entitled “Investment Restrictions.” The remainder of Amendment No. 42 contains disclosure that is substantially similar to other standard disclosure contained in the Company’s Prospectus and Statement of Additional Information for other series.

If your staff has any questions or comments concerning Amendment No. 42, they should call me at (617) 573-4836.

Very truly yours,

/s/ Kenneth E. Burdon, Esq.

Kenneth E. Burdon, Esq.

Enclosures